Sixteenth Bank Loan Certificate of Notification
                             (Third Quarter - 2000)

                                    Filed by

                              GEORGIA POWER COMPANY


Pursuant to order of the Securities and Exchange Commission dated March 13, 1996 in the matter of File No. 70-8795.

                              - - - - - - - - - - -

Georgia Power Company (GEORGIA) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1 in the above matter at the end of the third quarter of 2000, GEORGIA had:

Short-term and/or term loan notes outstanding - $0;

Commercial paper to dealers outstanding - $397,399,170; and

Non-negotiable promissory notes to public entities in exchange for the proceeds of their revenue anticipation notes - $0

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:       November 2, 2000            GEORGIA POWER COMPANY



                                         By:     /s/Wayne Boston
                                                  Wayne Boston
                                               Assistant Secretary